UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 11-K
FOR ANNUAL REPORTS OF EMPLOYEE
STOCK REPURCHASE SAVINGS AND
SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934
(Mark One):

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
For the fiscal year ended December 31, 2007
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
For the transition period from                      to
Commission file number 001-12647
A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
ORIENTAL BANK & TRUST CASH OR DEFERRED ARRANGEMENT PROFIT SHARING PLAN
c/o Oriental Bank and Trust
997 San Roberto Street,
Oriental Center 10th Floor
Professional Offices Park
San Juan, Puerto Rico 00926
B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
ORIENTAL FINANCIAL GROUP INC.
997 San Roberto Street,
Oriental Center 10th Floor
Professional Offices Park
San Juan, Puerto Rico 00926

ORIENTAL BANK & TRUST CASH OR DEFERRED ARRANGEMENT PROFIT SHARING PLAN

Report of Independent Registered Public Accounting Firm
The Participants and the 1165(e) Retirement Plan Committee
Oriental Bank & Trust Cash or Deferred Arrangement Profit Sharing Plan:
We have audited the accompanying statements of net assets available for benefits of Oriental Bank & Trust Cash or Deferred Arrangement Profit Sharing Plan (the Plan) as of December 31, 2007 and 2006, and the related statement of changes in net assets available for benefits for the year ended December 31, 2007. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2007 and 2006, and the changes in net assets available for benefits for the year ended December 31, 2007, in conformity with U.S. generally accepted accounting principles.
Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information included in Schedule H, Line 4i — Schedule of Assets (Held at End of Year) at December 31, 2007 and Schedule H, Line 4j — Schedule of Reportable Transactions for the year ended December 31, 2007 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor Rules and Regulations for Reporting and Disclosures under Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic 2007 financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic 2007 financial statements taken as a whole.
The supplementary information included in Schedule H, Line 4i — Schedule of Assets (Held at End of Year) as of December 31, 2007 and in Schedule H, Line 4j — Schedule of Reportable Transactions for the year ended December 31, 2007 that accompany the Plan’s financial statements does not disclose the historical cost of nonparticipant-directed plan assets held by the Plan trustee at year-end nor the historical cost of nonparticipant-directed plan assets sold within the Plan year. Disclosure of this information is required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.
/s/ KPMG LLP
San Juan, Puerto Rico
July 15, 2008
Stamp No. 2314388 of the Puerto Rico
Society of Certified Public Accountants
was affixed to the record copy of this report.

ORIENTAL BANK & TRUST CASH OR DEFERRED ARRANGEMENT
PROFIT SHARING PLAN
Statements of Net Assets Available for Benefits
December 31, 2007 and 2006

	2007	2006
Assets
Cash and investments:
Cash	$2,220	$21,791
Investments:
Common stock	2,531,893	2,489,689
Mutual funds	—	3,330,826
Pooled separate accounts	2,901,319	—
Guaranteed investment contract	497,214	—

Total cash and investments	5,932,646	5,842,306

Receivables:
Participants’ contributions	19,017	17,556
Dividends receivable	26,433	26,916
Other	82,682	77,375

Total receivables	128,132	121,847

Total assets	6,060,778	5,964,153

Liabilities

Excess contributions	27,642	6,151
Other	17,714	—

Total liabilities	45,356	6,151

Net assets available for benefits	$6,015,422	$5,958,002

See accompanying notes to financial statements.

ORIENTAL BANK & TRUST CASH OR DEFERRED ARRANGEMENT
PROFIT SHARING PLAN
Statement of Changes in Net Assets Available for Benefits
Year ended December 31, 2007

Additions:
Increases to net assets attributed to:
Investment income:
Net appreciation in fair value of investments	$444,121
Interest	9,747
Dividends	105,701

559,569

Contributions:
Participant	568,882
Employer	188,080

756,962

Total additions	1,316,531

Deductions from net assets attributable to benefits and withdrawals	1,259,111

Net increase	57,420

Net assets available for benefits at beginning of year	5,958,002

Net assets available for benefits at end of year	$6,015,422

See accompanying notes to financial statements.

ORIENTAL BANK & TRUST CASH OR DEFERRED ARRANGEMENT PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2007 AND 2006
(1)	Description of the Plan

The following description of Oriental Bank & Trust Cash or Deferred Arrangement Profit Sharing Plan (the Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.
(a)	General

The Plan was organized on January 1, 1992 as a defined contribution plan originally maintained by Oriental Bank & Trust (the Bank) for the benefit of its employees and those of its affiliated companies, who are residents of Puerto Rico, have completed six months of service and are age 21 or older. It contains a cash or deferred arrangement qualifying under Section 1165(e) of the Puerto Rico Internal Revenue Code of 1994 (PRIRC), as amended, and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

Effective January 1, 2005, the Plan was amended and restated in its entirety due to the acquisition of Caribbean Pensions Consultants, Inc., a U.S.-based affiliated company. Effective on said date, Oriental Financial Group Inc. (the Employer) became the sponsor of the Plan. In addition, effective January 1, 2005, the Plan is intended to be a qualified plan pursuant to Section 401(a) and (k) of the U.S. Internal Revenue Code of 1986 (U.S. Code), as amended. Effective October 1, 2005, the Plan appointed a new custodian.

(b)	Contributions

Each year, participants may contribute up to 10% of pretax annual compensation, as defined in the Plan, not exceeding the maximum deferral amount specified by the Puerto Rico and U.S. tax laws. Participants may also contribute amounts representing distributions from other Puerto Rico and U.S. qualified defined benefit or contribution plans. Participants direct the investment of their contributions into various investment options offered by the Plan. As of December 31, 2006, the Plan offered mutual funds, a fund that invests in the Bank’s time deposits, and a fund that invests in common stock of the Employer as investment options for participants. The Plan currently offers pooled separate accounts, a guaranteed investment contract, a fund that invests in the Bank’s time deposits, and a fund that invests in common stock of the Employer as investment options for participants. The Employer currently contributes 80% of the first $1,040 of the participant’s contributions as discretionary matching contributions. The Employer’s matching contributions are invested directly in the Employer’s common stock. Contributions are subject to certain limitations. During the year ended December 31, 2006, the Plan was amended to allow for catch-up contributions.

(c)	Participant Accounts

Each participant’s account is credited with the participant’s contribution and allocations of (a) the Employer’s contribution and (b) Plan earnings. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

(d)	Vesting

Participants are immediately vested in their contributions plus actual earnings thereon. The Employer’s contribution portion of their accounts plus actual earnings thereon vest upon the occurrence of any of the following events: completion of three years of credited service; attaining age 65; total disability while employed by the Employer; or death while employed by the Employer.

(e)	Payment of Benefits

On termination of service due to death, disability, or retirement, a participant may elect to receive the value of the vested interest in his or her account in either a lump-sum distribution, a fixed period that may not exceed the participant’s life expectancy or through a fixed annuity contract. For termination of service for other reasons, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution.

(f)	Loans to Participants

Participants may borrow up to the lesser of 50% of the present value of nonforfeited accrued benefit of the Participant under the Plan or $50,000, reduced by the difference between the participant’s highest loan balance during the previous 12-month period and current outstanding balance, if any. Loan repayments may be scheduled for up to five years (or reasonable period of time to be determined at the time the loan is made for a home purchase). The plan administrator determines a reasonable rate of interest for each loan by identifying rates charged by institutions in the business of making similar loans. The specific terms and conditions of such loans are also established by the plan administrator. No loans to participants were outstanding as of December 31, 2007 or 2006.

(g)	Forfeited Accounts

Employer contributions that are not vested upon termination of employment are forfeited and may be used to reduce future contributions to the Plan by the Employer. For the years ended December 31, 2007 and 2006, forfeitures totaling approximately $16,000 and $7,000, respectively were used to off set Employer contributions for 2007 and 2006, respectively.

(h)	Plan Termination

Although it has not expressed any intent to do so, the Employer has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants will become 100% vested in their Employer’s contributions.
(2)	Summary of Significant Accounting Policies

Following are the significant accounting policies followed by the Plan:
(a)	Basis of Presentation

The accompanying financial statements have been prepared under the accrual method of accounting.

As described in Financial Accounting Standards Board (FASB) Staff Position, FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies subject to the AICPA Investment Company Guide and Defined Contribution Health and Welfare and Pension Plans (the FSP), investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for plan benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. As required by the FSP, the statement of net assets available for benefits presents the fair value of the investment contracts. The contract value of each participant account approximates the fair value of its share of the separate account.

(b)	Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires the plan administrator to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosures of contingent assets and liabilities. Actual results could differ from those estimates.

(c)	Risks and Uncertainties

The Plan utilizes various investment instruments. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for plan benefits.

(d)	Investments Valuation and Income Recognition

The value of each of the pooled separate accounts equals the market value of all the assets within the pool. Securities listed on a national securities exchange are valued at the sale price as of the close of trading on the New York Stock Exchange. If no sale was made, securities are valued at the price set by either a broker or pricing service. Over-the-counter securities are valued at the latest bid price or other ascertainable market value. Money market instruments are valued at cost plus accrued interest. Fixed income securities also include accrued interest. The stable value fund is valued at contract value, and is based on its beginning balance plus any deposit and credited interest, less any withdrawals, charges or expenses, a measurement which approximates fair value. Shares of mutual funds and common stock are valued at quoted closing market prices, which, for mutual funds, represent the net asset value

(NAV) of shares held by the Plan at year-end. Money market funds and time deposits are stated at fair value, which approximates cost plus accumulated interest earnings less distributions to date.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

(e)	Payments of Benefits

Benefits are recorded when paid.

(f)	Plan Expenses

All mutual funds incur expenses that reduce earnings in the fund and are reflected in the daily NAV. The amount of these expenses, stated as a percentage of assets, is called an expense ratio. The NAVs for the mutual funds are listed publicly and the same NAV applies whether the mutual fund is purchased on the open market or through the Plan. Expense ratios charged by mutual funds cover costs relating to investing, such as the mutual fund managers’ asset management fees and cost related to administration of the fund. Examples of administrative costs include issuing quarterly statements, operating a service center, and having toll-free numbers available for the participants. Expenses incurred by the mutual funds are netted against earnings of the respective funds in the accompanying statement of changes in net assets available for benefits. Under the group annuity contract entered with Transamerica Life Insurance Company, for the first deposit year, the contract asset charge is calculated and withdrawn monthly, based on the total estimated deposits. Beginning the second deposit year, contract asset charges are assessed each month based on the actual combined balance of all investment accounts and stable value fund.

Administrative expenses, including trustee, legal, auditing, and other fees, may be paid out of the invested assets unless paid by the Employer. Expenses paid and absorbed by the Employer during the year ended December 31, 2007 amounted to approximately $18,000.

(g)	New Accounting Pronouncements

In September 2006, the Financial Accounting Standards Board (FASB) issued Statement on Financial Accounting standards No. 157, Fair Value Measurements (SFAS 157). SFAS 157 established a single authoritative definition of fair value, sets out a framework for measuring fair value and requires additional disclosures about fair value measurement. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. The Plan does not believe the adoption of SFAS 157 will have a material impact on the financial statements. Investments
(3) Investments
The following presents investments as of December 31, 2007 and 2006 that represent 5% or more of the Plan’s net assets.

	2007	2006
Nonparticipant-directed investments:
Common stock:
Oriental Financial Group Inc. — common stock; 193,689 and 192,254 shares, respectively	$2,531,893	2,489,689

Participant-directed investments:
Pooled separate accounts:
Loomis Sayles Inv Grade Bond, 14,765 and 0 units, respectively	354,387	—
Columbia Marisco 21st Century, 65,756 and 0 units, respectively	1,144,041	—
Guaranteed investment contract
Transamerica Stable Value Option, 30,693 and 0 units, respectively	497,214	—
Mutual funds:
Fidelity Advisor Growth Opportunities Fund — Class T; 0 and 15,323 units, respectively	—	532,182
Fidelity Advisor Equity Growth Fund — Class T; 0 and 11,190 units, respectively	—	572,184
Fidelity Advisor Government Investment Fund — Class T; 0 and 40,343 units, respectively	—	405,452
U.S. Treasury Money Fund of America	—	652,383
During 2007, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

Oriental Financial Group Inc. — common stock	$73,677
Pooled separate accounts	336,112
Guaranteed investment contract	17,532
Mutual funds	16,800

Total	$444,121

In 2006, the Plan entered into a group annuity contract with Transamerica Insurance Company (Transamerica). In March 2007 all mutual funds were transferred to Transamerica. Deposits to each investment account become part of, are pooled for investment purposes with, and bear the name of the applicable separate account. The pooled separate accounts are carried at fair value.
Transamerica also offers a stable value fund which the participant may elect to transfer all or part of its funds. The stable value fund is considered to be a fully benefit-responsive investment contract. Contract value is the relevant measurement attribute for that portion of the net assets available for benefits. Contract value, as reported by Transamerica, is the beginning balance plus any deposit and credited interest, less any withdrawals, charges or expenses, a measurement which approximates fair value. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.
There are no reserves against contract value for credit risk of Transamerica or otherwise. The contract value of the investment contract at December 31, 2007 was $497,214. This investment seeks to protect against any loss of principal while providing returns in excess of money market funds and one-year U. S. Treasury bills. The investment has a portfolio investment rate design in which all deposits are credited with the same interest rate, credited on a daily basis, and with no set maturity. The effective credited interest rate is set monthly and effective on the first day of the month. Contract charges may reduce this return. The Transamerica Stable Value Option is not a separate account investment choice—it is an investment in Transamerica’s general account. The average yield of the stable value fund based on actual earnings and interest created to participants yielded 3.87%, respectively for the year ended December 31, 2007.
Certain events limit the ability of the plan to transact at contract value with Transamerica. Such events include the following: (1)the Plan is changed so as to significantly affect Transamerica obligations to the contract, (2) the contract can no longer be treated as a Pension Plan Contract, (3) the Plan is terminated, (4) failure to comply with the contract requirements, (5) failure to provide information, (6) the sum of the contract account values at any time equals $20,000 or less, or (7) the failure of the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA. The plan administrator does not believe that any events which would limit the plan’s ability to transact at contract value with participants are probable of occurring.

(4)	Nonparticipant-Directed Investments

Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investment (that are invested in Employer’s common stock) is as follows:

Net assets at December 31, 2006, Oriental Financial Group Inc. common stock of 192,254 shares	$2,489,689

Changes in net assets during the year:
Contributions	255,988
Dividends	106,359
Net appreciation	73,678
Benefits paid to participants	(393,821)

Net increase in net assets	42,204

Net assets at December 31, 2007, Oriental Financial Group Inc. common stock of 193,689 shares	$2,531,893

(5)	Related-Party Transactions

Certain Plan investments are shares of the Employer common stock. The Employer is the Plan sponsor and, therefore, qualifies as a party-in-interest. At December 31, 2007 and 2006, the Plan held an investment of 193,689 and 192,254 in shares of Oriental Financial Group Inc. common stock, respectively. The fair value of the common stock at December 31, 2007 and 2006 was $2,531,892 and $2,489,689, respectively.

The Plan has a money market account amounting to $53,509 at December 31, 2007 ($4,998 at December 31, 2006), which consists of a time deposit at the Bank, earning interest at 2.82% at December 31, 2007 (4.23% at December 31, 2006). The Bank, who is also the Trustee, is a subsidiary of the Plan sponsor and, therefore, qualifies as a party-in-interest.

(6)	Income Taxes

The Plan is intended to be exempt from Puerto Rico and U.S. income taxes under the PRIRC and the U.S. Code. The Plan is required to operate in conformity with the PRIRC and the U.S. Code to maintain its qualification.

The Puerto Rico Treasury Department has determined and informed the Employer by a letter dated April 26, 1993 that effective January 1, 1992, the Plan and the related trust are qualified in accordance with the applicable sections of the PRIRC. The Plan was amended and restated effective January 1, 2005. The Plan is in the process of obtaining a determination letter from the Puerto Rico Treasury Department and the U.S. Internal Revenue Service. It is the Employer’s legal counselor’s position that, to the extent the Employer complies with the qualification procedures of the PRIRC, such amendment and restatement will not affect the Puerto Rico and U.S. tax-exempt status of the Plan.

(7)	Other

Income taxes were erroneously withheld on dividends paid to participants during the years 2007 and 2006 and the years 1994 through 2003. The balance of taxes withheld totals $82,682 and $77,375 as of December 31, 2007 and 2006, respectively, and has been recorded as other receivables in the accompanying statements of net assets available for benefits. No interest has been reimbursed to the Plan.

(8)	Reconciliation with Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2007 to Form 5500:

2007
Net assets available for benefits per financial statements	$6,015,422
Amounts allocated to withdrawing participants	(12,079)

Net assets available for benefits per Form 5500	$6,003,343

The following is a reconciliation of deductions from net assets attributable to benefits and withdrawals per the financial statements for the year ended December 31, 2007 to Form 5500:

2007
Deductions from net assets attributable to benefits and withdrawals per financial statements	$1,259,111
Amounts allocated to withdrawing participants	12,079

Deductions from net assets attributable to benefits and withdrawals per Form 5500	$1,271,190

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31, 2007, but not yet paid as of that date. Total payments of $12,079 were paid on January 15, 2008 pertaining to 2007 distributions.

SCHEDULE I
ORIENTAL BANK & TRUST CASH OR DEFERRED ARRANGEMENT
PROFIT SHARING PLAN
Schedule H, Line 4i — Schedule of Assets (Held at End of Year)
December 31, 2007

		(c)
	(b)	Description of investment
	Identity of issue,	including maturity date, rate
	borrower, lessor,	of interest, collateral, par,	(d)	(e)
(a)	or similar party	or maturity value	Cost	Current value
	Nonparticipant directed:
	Oriental Financial Group, Inc. *	Oriental Financial Group Inc.:
		Common Stock; 193,689 shares	N/A	$2,531,893

	Participant directed:
		Pooled separate accounts:
	Columbia Marsico	Columbia Marsico 21st Century; 65,756 units	**	1,144,041
	Loomis Sayles	Loomis Sayles Inv Grade Bond; 14,765 units	**	354,387
	Thornburg	Thornburg Core Growth; 14,548 units	**	246,777
	Transamerica	Transamerica Core Equity; 11,889 units	**	242,239
	Janus Adviser	Janus Adviser Intl Growth; 2,790 units	**	189,096
	Pioneer Cullen	Pioneer Cullen Value; 8,139 units	**	185,205
	AllianceBernstein	AllianceBernstein Intl Value; 5,652 units	**	160,790
	SSgA Dow Jones	SSgA Dow Jones Sml Cp Val Ind; 2,871 units	**	128,387
	Loomis Sayles	Loomis Sayles Bond; 1,304	**	52,821
	Transamerica	TA IDEX AA — Moderate Growth; 2,963 units	**	45,090
	AIM Technology	AIM Technology; 1,143 units	**	36,951
	Transamerica	TA IDEX AA — Moderate; 2,124 units	**	31,578
	Transamerica	Diversified Inv High Yield Opp; 752 units	**	16,528
	Transamerica	TA IDEX AA — Growth; 465 units	**	7,254
	Transamerica	TA IDEX AA — Conservative; 454 units	**	6,618
	Money Market	AIM Short Term Liquid Asset	**	48
	Oriental Group *	Money Market (yields 2.82% at December 31, 2007)	**	53,509

				2,901,319

		Guaranteed investment contract:
	Transamerica	Transamerica Stable Value; 30,693 units	**	497,214

		Total		$5,930,426

*	Party-in-interest.

**	Not applicable as these are participant directed.

N/A	Not available.
See accompanying report of independent registered public accounting firm.

SCHEDULE II
ORIENTAL BANK & TRUST CASH OR DEFERRED ARRANGEMENT
PROFIT SHARING PLAN
Schedule H, Line 4j — Schedule of Reportable Transactions
Year ended December 31, 2007

					(f)		(h)
	(b)				Expense		Current value	(i)
(a)	Description of asset	(c)	(d)	(e)	incurred	(g)	of asset on	Net
Identity of	(include interest rate and	Purchase	Selling	Lease	with	Cost of	transaction	gain or
party involved	maturity in case of loan)	price	price	rental	transaction	asset	date	(loss)
Single transactions:
Oriental Financial Group Inc.:
Common stock	30 purchases	$89,384	N/A	N/A	N/A	N/A	89,384	N/A
Series of transactions:
Oriental Financial Group Inc.:
Common stock	68 sales	N/A	402,509	N/A	N/A	N/A	402,509	N/A

N/A	Not available.
See accompanying report of independent registered public accounting firm.

SIGNATURES
The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

ORIENTAL BANK & TRUST CASH OR DEFERRED ARRANGEMENT PROFIT SHARING PLAN
(Name of Plan)

Date: July 16, 2008	/s/ Norberto González

Norberto González
Executive Vice President and
Chief Financial Officer

/s/ José Gabriel Díaz

José Gabriel Díaz
First Senior Vice President and
Executive Trust Officer

INDEX OF EXHIBITS

Exhibit No.	Description of Document
23.1	Consent of Independent Registered Public Accounting Firm